FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

13 November 2019

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2019

The Directors of HSBC Holdings plc (the "Company") have declared the third interim dividend for 2019 of US$0.10 per ordinary share. The dividend is payable on 20 November 2019 to holders of record on 11 October 2019 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register.

46,245,981 ordinary shares of US$0.50 each will be allotted and issued on 20 November 2019 by the Company to those shareholders who elected to receive the scrip dividend alternative.

The shares will rank pari passu with the existing issued ordinary shares of the Company. Application will be made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.

Dealings are expected to commence on 20 November 2019.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 13 November 2019